1/5


06010084

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kelso Technologies Inc.

*CURRENT ADDRESS


PROCESSED

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2441 FISCAL YEAR 8-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 1/5/06

82-2441

KELSO TECHNOLOGIES INC.

RECEIVED
2006 JAN -5 A 9:23

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of KELSO TECHNOLOGIES INC. (the "Company") will be held at Suite 2760 – 200 Granville Street, Vancouver, British Columbia, on Friday, January 20, 2006 at 12:00 p.m. for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the year ended August 31, 2005 together with the auditors' report thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To fix the number of directors at four.

5. To elect directors for the ensuing year.

6. To approve the Company's 2006 Stock Option Plan and authorize the Company, subject to regulatory approval, to grant and amend stock options pursuant and subject to the terms and conditions of the 2006 Stock Option Plan.

7. To transact such other business as may properly come before the meeting.

8-31-05
AR/S

For full details of each of the foregoing items, please see the accompanying Information Circular.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or adjournment thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 20th day of January, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

"John L. Carswell"

John L. Carswell, C.E.O. & President

KELSO TECHNOLOGIES INC.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT DECEMBER 1, 2005

I. PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of KELSO TECHNOLOGIES INC. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II. COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required, in which case each shareholder is entitled to one vote for each share held. A poll is required if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting by shareholders present in person or by proxy. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the votes that could be cast at the Meeting being represented by proxies that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION**. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, OF 10th FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF. UNREGISTERED

SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

Advice To Non Registered Shareholders

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house acting as an intermediary) who holds their shares as a registered shareholder. Every such intermediary (a "broker") has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not generally know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.** All references to shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise. In addition, there are two kinds of Beneficial Owners - those who object to their names being made known to the issuers of securities which they own being called Objecting Beneficial Owners ("OBOs") and those who do not object to the issuers of the securities they own knowing who they are being called Non-Objecting Beneficial Owners ("NOBOs"). Up until September 2002, companies had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject however to the provisions of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the Company except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of the Instrument. For shareholder meetings taking place on or after September 1, 2004, issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of the Instrument.

This year, the Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Request for Voting Instructions Form (VIF) from our transfer agent, Pacific Corporate Trust Company ("PCT"). These VIFs are to be completed and returned to PCT in the envelope provided or by facsimile. PCT will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

III. REVOCATION OF PROXIES

A shareholder who, or an intermediary acting on behalf of a shareholder which, has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 2760 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

IV. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors except for the insiders of the Company, generally, inasmuch as they may be recipients of future options to purchase shares of the Company pursuant the Company's 2006 Stock Option Plan, approval of which will be sought at the Meeting.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has two classes of shares entitled to be voted at the Meeting, namely, Common shares and Class "A" Convertible Voting Preference shares. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 48,884,083 Common shares and 25,000 Class "A" Convertible Voting Preference shares, Series I issued and outstanding.

Only those shareholders of record on December 19, 2005 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

VI. ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as directors of the Company. Each elected director will hold office until the end of his elected term of office or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. At the Company's 2004 Annual General Meeting the shareholders approved an amendment to Part 13 of the Company's Articles in order to allow such terms of office as may be desired from time to time by the shareholders (ie. staggered or otherwise), since it was considered desirable to allow staggered terms of office in order to provide continuity and leadership security. At that Meeting, Stephen L. Grossman was elected to hold office until the third Annual General Meeting following such Meeting. Accordingly, he is not a current nominee. It is proposed that Blair L. Qualey, John L. Carswell and William E. Troy be elected to hold office until, respectively, the third, second and first Annual General Meeting following this Meeting. It should be noted that these directors do not receive any remuneration for acting as directors, other than incentive stock options in the case of Messrs. Grossman, Qualey and Carswell.

It is proposed to fix the number of directors at four. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning Mr. Grossman and the proposed nominees has been furnished by each of them:

Name & Present Position with the Company	Present Principal Occupation(s)[1]	Previously a Director	Shares Owned[2]
STEPHEN L. GROSSMAN[3] Director and Chairman	C.E.O. and President of Kelso Technologies (USA) Inc.	since July 1994	1,857,500 (incl. 506,250 escrowed shares)
JOHN L. CARSWELL Director , C.E.O., C.F.O. and President	C.E.O., C.F.O. and President of the Company; President of Century Communications Corporation.	since June 1995	211,420
BLAIR L. QUALEY[3] Director	Director, Business Development, The Vancouver Board Of Trade.	since July 2004	Nil
WILLIAM E. TROY(3) Director	self employed businessman; owner and CEO until 2005 of a major Pacific Northwest regional trucking company which performed agricultural and liquid commodity trucking services; consultant since 2005 to smaller transportation companies in their effort to restructure and to reorganize in order to regain profitability, and to help clarify their vision of the future.	since Nov. 2005	946,340

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of November 30, 2005.

(3) Member of Audit Committee.

The Company does not have an Executive Committee. Pursuant to the provisions of the BC Business Corporations Act, the Company is required to have an Audit Committee whose members are indicated in the above chart.

All of the above persons are ordinarily resident in Canada, except for Messrs. Grossman and Troy who both reside in the USA.

VII. STATEMENT OF EXECUTIVE COMPENSATION

Disclosure is provided herein respecting: (a) each CEO and CFO of the Company during the Company's most recently completed financial year, despite the amount of compensation of that individual; (b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not provided herein respecting an executive officer whose total salary and bonus does not exceed $150,000; and (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end. For the purposes of this disclosure:

"executive officer" means an individual who at any time during the financial year was: (a) the chair of the Company, if that individual performed the functions of the office on a full-time basis; (b) a vice-chair of the Company, if that individual performed the functions of the office on a full-time basis; (c) the president of the Company; (d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or (e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company, whether or not the individual was also a director of the Company or any of its subsidiaries.

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Perquisites and other personal benefits, securities or property, if any, are disclosed in the Summary Compensation Table below under the column entitled "Other Annual Compensation", unless the aggregate amount of such compensation is no greater than the lesser of $50,000 and 10 percent of the total of the annual salary and bonus of the executive officer for the financial year. If applicable, each perquisite or other personal benefit exceeding 25 percent of the total perquisites and other personal benefits reported for an executive officer are identified by type and amount in a footnote to the other annual compensation column. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company and its subsidiaries.

Summary Compensation Table (Canadian Dollars)

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Names and Principal Positions of Applicable Executive Officers	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted Under Options/ SARS Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Stephen L. Grossman, Executive Officer and Former CEO & CFO[3]	Aug. 31 2005	Nil	Nil	$134,800	843,150	Nil	Nil	$49,300[1]
	Aug. 31 2004	Nil	Nil	$132,000	1,924,422[2]	Nil	Nil	n/a
	Aug. 31 2003	Nil	Nil	$102,950	106,071	Nil	Nil	n/a
John L. Carswell, CEO & CFO[4]	Aug. 31 2005	Nil	Nil	$7,500[5]	362,625	Nil	Nil	n/a

(1) Vacation pay in respect of unused vacation for six out of 10 years between 1994 and 2004, due to Mr. Grossman's workload not allowing full vacation time.
(2) Includes repricing during fiscal year of 1,101,743 previously granted options.
(3) Mr. Grossman ceased to be CEO, CFO and President of the Company on August 1, 2005, but continued his new role as President and CEO of the Company's wholly owned subsidiary Kelso Technologies (USA) Inc.
(4) One month commencing August 1, 2005.
(5) Century Communications Corp. (100% owned by John L. Carswell) is paid for providing the services of Mr. Carswell.

The terms and conditions of the employment contract or arrangement with the above mentioned executive officers is as follows:

Stephen L. Grossman currently receives a salary as C.E.O. and President of Kelso Technologies (USA) Inc. in the amount of US $11,000 per month, but previously received a consulting fee as C.E.O. and President of Kelso Technologies Inc. in the amount of CDN $11,000 per month. He also receives a car allowance of $650 per month. In addition as compensation for operating Kelso Technologies (USA) Inc. out of his living quarters, he also receives an amount equal to half of the rental cost of his living quarters plus all utilities.

Century Communications Corp. (100% owned by John L. Carswell) currently receives $7,500 per month for providing the services of John L. Carswell as C.E.O. and President of the Company. Century Communications Corp. also receives $2,500 per month to provide IR services.

No LTIP has been instituted by the Company and none are proposed at this time. Accordingly, there is no LTIP Awards Table set out in this Information Circular.

The Company does not have a "Compensation Committee". The directors of the Company do not have any specific policies for determining compensation of executive officers.

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Option/Sar Grants During The Most Recently Completed Financial Year

Names of Applicable Executive Officers	Securities Under Option/ SARS granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Stephen L. Grossman	843,150	0.44 %	$0.11	$0.14	Feb. 24, 2010
John L. Carswell	362,625	0.19%	$0.11	$0.14	Feb. 24, 2010

Aggregate Option/Sar Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/Sar Values

Names of Applicable Executive Officers	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARS at Fiscal Year End ($) Exercisable/Unexercisable
Stephen L. Grossman	767,572	$11,551	1,771,900 exercisable	$21,523.50 Exercisable
John L. Carswell	Nil	Nil	1,000,000 exercisable	$11,373.75 Exercisable

Option/Sar Repricings During The Most Recently Completed Financial Year

There were no option/SAR repricings during the most recently completed financial year.

Compensation Of Directors

None of the directors of the Company were compensated by the Company or its subsidiaries during the most recently completed financial year for their services in their capacity as directors, nor for services as consultants or experts, except for Stephen L. Grossman and John L. Carswell who received consulting fees for acting as officers of the Company (see Item VII).

VIII. INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Since the beginning of the Company's most recently completed financial year, no officers, directors, employees or former officers, directors or employees of the Company or its subsidiaries have been indebted to the Company or its subsidiaries.

IX. INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company except as disclosed herein.

X. REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Steingarten Schechter & Co., Chartered Accountants, of Suite 800 – 650 West Georgia Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors.

XII. AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial statements and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Company's external auditors must report directly to the Committee. The Committee's primary duties and responsibilities are to:

(i) Serve as an independent and objective party to monitor the Company's financial reporting and internal controls system and review the Company's financial statements;

(ii) Review and appraise the performance of the Company's external auditors; and

(iii) Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom are not employees, control persons (as defined by the BC Securities Act), or officers of the Company or its associates or affiliates. Ideally, all members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate should work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements. The Committee must comply with the requirements of Multilateral Instrument 52-110 ("MI 52-110").

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least 4 times annually, or more frequently as circumstances dictate, in person or by telephone conference call.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and, as necessary or appropriate, update the Charter annually.

(b) Review the Company's annual and interim financial statements, MD&A and any earnings press releases before the Company publicly discloses this information and any reports or other financial information, which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Annually review the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c) Review with management and the external auditors the audit plan for the year-end financial statements.

(d) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Composition of the Audit Committee

The following are the members of the Committee:

	Independent [1][2]	Financially Literate [1][2]
Stephen L. Grossman	No	Yes
Blair L. Qualey	Yes	Yes
William E. Tory	Yes	Yes

(1) As defined by MI 52-110.
(2) See the heading "Exemption" below.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
August 31, 2005	$8,500	Nil	Nil	$6,900
August 31, 2004	$8,500	Nil	Nil	$4,100

Exemption

The Company is relying on the exemption provided under Section 6.1 of MI 52-110, which exempts it from the requirements for the members of the Committee to be independent and financially literate.

XI. MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company.

XII. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

2006 Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange ("TSX-V"), all listed companies are required to adopt a formal stock option plan. The Company last adopted a stock option plan in 2005, which was approved by the Company's shareholders at the Company's Annual General Meeting on February 25, 2005. **In the unlikely event that the Company's shareholder's do not approve the 2006 Stock Option Plan, the 2005 Stock Option Plan and all previously issued options shall nevertheless continue. However, the Company would not be in a position to grant future options to new employees or anyone else. In the opinion of management, this might severely restrict the growth and profitability of the Company.**

The Company hereby seeks shareholder approval for the Company to adopt a fresh stock option plan (the "2005 Plan") in accordance with and subject to the rules and policies of the TSX-V. The 2005 Plan is being established in order to provide incentive to directors, officers, employees, management, and others who provide services to the Company to act in the best interests of the Company as well as to provide incentive to such persons to increase their interest in the Company and thereby aid the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company. It is proposed that under the 2006 Plan, which will be subject to approval by the TSX-V, the total number of common shares allotted and reserved for future issuance will be equivalent to 10% of the issued and outstanding share capital of the Company from time to time. All outstanding options, whether granted under the 2005 Plan or otherwise, shall be included in the aforesaid percentage. There are currently 4,436,000 options outstanding, equivalent to approximately 9.1% of the current issued and outstanding share capital of the Company. **Accordingly, unless some of the existing options are exercised, cancelled or lapse, only the balance of the aforesaid 10% may be granted unless and until the issued and outstanding share capital increases.**

Regulatory Requirements

The Company's common shares trade on the TSX-V, which requires that listed companies obtain the approval of their shareholders for stock option plans where the plan reserves for issuance pursuant to stock options a number of shares equivalent to a "rolling" percentage of the Company's issued and outstanding share capital.

Disinterested shareholder approval must be obtained where:

(a) a stock option plan, together with all of the Company's previously established or proposed stock option grants could result at any time in:

  (i) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Company's outstanding share capital;

  (ii) the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the Company's outstanding share capital; or

  (iii) except in the case of a Tier 1 issuer, the issuance to any one Insider and such Insider's associates, within a one year period, of a number of shares exceeding 5% of the Company's outstanding share capital; or

(b) the Company is decreasing the exercise price of stock options previously granted to Insiders.

If disinterested shareholder approval is required, the plan must be approved by a majority of the votes cast by all shareholders at the shareholders' meeting excluding votes attaching to shares owned by:

(i) Insiders to whom options may be issued under the stock option plan; and
(ii) associates of persons referred to in item (i) above.

Holders of non-voting and subordinate voting shares are to be given full voting rights on a resolution which requires disinterested shareholder approval.

The term "Insider" is defined in the *Securities Act* (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

The Company's Insiders will participate in the Company's 2006 Plan. Insiders, as a group, currently hold all options allocated under previous stock option grants.

The 2006 Plan, together with previous stock option grants, could result in the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the Company's outstanding share capital. Accordingly, management will ask disinterested shareholders to approve the 2006 Plan (see "Disinterested Shareholder Approval" below).

Terms of the 2006 Plan

A full copy of the 2006 Plan will be available at the Meeting for review by shareholders. Also, shareholders may obtain copies of the 2006 Plan from the Company prior to the Meeting, on request. The following is a summary of the 2006 Plan:

The 2006 Plan will only terminate when terminated by the Company. Any options outstanding when the 2006 Plan is terminated will remain in effect until they are exercised or they expire.

The 2006 Plan provides that stock options can be issued to directors, senior officers, employees, full-time dependent contractors, part-time dependent contractors and consultants of the Company or any of its affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company. The 2006 Plan also provides for amendment of stock options granted under the 2006 Plan or granted prior to implementation of the Company's first stock option plan.

The 2006 Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. Further, the Board may delegate such authority as it sees fit to a committee comprised of 2 or more directors.

Options granted under the 2006 Plan will be for a term not to exceed 5 years from the date of their grant unless the Company becomes categorized as a Tier 1 issuer (or equivalent), in which case the maximum term will be 10 years from the date of grant. The options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death.

Pursuant to the policies of TSX-V, all stock options and any shares issued on the exercise of stock options will be legended with a four month hold period from the date the stock options are granted.

Pursuant to the policies of TSX-V, options granted under the terms of the 2006 Plan will be exercisable at a price which is not less than the Discounted Market Price (which is the market price less a discount of 25% for a closing price of up to $0.50, a discount of 20% for a closing price of $0.51 to $2.00, and a discount of 15% for a closing price above $2.00, subject to a minimum of $0.10 and to certain exemptions described in the TSX-V policy manual). For as long as the Company is categorized as a Tier 2 issuer, options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the Optionee ceases to be employed and options granted to all other persons will expire within a maximum of 90 days from the date the Optionee ceases to hold his or her position or office.

All of the other provisions described in this Information Circular regarding the TSX-V's policy in respect of stock options are incorporated in the 2006 Plan.

The Company will not issue shares pursuant to options granted under the 2006 Plan until the shares have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Disinterested Shareholder Approval

To meet all of the requirements of TSX-V (see "Regulatory Requirements" above), the Company must obtain the approval of its disinterested shareholders to establish the 2006 Plan and to grant and amend options granted thereunder. Such approval will be sought at the Meeting.

For the purposes of the vote, none of the Company's Insiders or their associates may vote on the matter.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Vancouver, British Columbia, this 20th day of January, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

"John L. Carswell"

John L. Carswell, C.E.O. & President


KELSO
TECHNOLOGIES
INCORPORATED

YESTERDAY . . . TODAY . . . *TOMORROW*

Dear Shareholders,

Last year, the title of my letter to our shareholders was called "Beyond the Horizon" and my first paragraph read:

> *"Kelso's most momentous news was issued January 10, 2005 when it announced the signing of a five year Joint Marketing and Development Agreement (JMA) with Union Tank Car Company of Chicago, Illinois and McKenzie Valve and Machining Company headquartered in McKenzie, Tennessee."*

With that, I firmly believed that after all the years of hard work in the research and development process and having been certified by the Association of the American Railroads (AAR) following completion of its two year Service Trial the door to commercialization was finally opened and that meant our Kelso JS75 SRV valves could be used in both hazardous and non-hazardous general purpose, railroad tank cars.

On August 30, 2005, Kelso announced its first ever sale of valves to a major international chemical company whose name is known around the world. Its revenues in 2004 were in the high billions. On November 9, 2005, Kelso announced its second sale of JS75 SRVs to the largest North American Railcar Repair Facility called Rescar Industries. Rescar purchased the valves on behalf of one of its clients which is also a major chemical company doing business in the billions of dollars annually. So, Kelso is finally into commercialization following many years of patience shown by our shareholders and by those working inside and outside of Kelso.

However, along the road of success came some hitches. Kelso was hoping to be in commercialization by summer but, due to some delays in its manufacturer receiving castings from China, our progress was substantially slowed. At the same time, because of the price of Kelso's common stock, major financing for Kelso became an impossible situation. Of course, there are other alternative ways to finance a company but a low stock price creates an intolerable barrier.

Kelso cannot, nor would it even if it could, control the price of its stock. I said in my first President's Message that I believe the stock should follow the progress of the Company - the Company should not be chasing the stock price. Overall this is what has happened up and until 2005. The business side of Kelso has experienced its best year ever yet it seems that day traders who can make a penny here and there would prefer to do so rather than give Kelso a chance to breathe and let the stock reflect the actual success the Company has achieved. Management is sometimes blamed for the low stock price even though it's the greedy day traders rearing their ugly heads and manipulating the price of Kelso's stock.

Every time we put out good news about progress being made, the stock more times than not would begin to advance only to be slammed back down by day traders' greed. In my opinion, it was purposeful as we watched the market price close down minutes before the trading day's end. Unfortunately, there is little we can do short of asking the BC Securities Commission to investigate trading in our stock, which for Kelso Directors, is still a serious option on the table.

This, in my opinion, has hurt Kelso in its efforts to arrange major financing. However, even without major financing in place, Kelso made major strides into commercialization through 2005.

Kelso has accomplished this mainly through Private Placements. For those of you who have financially backed Kelso, we will never be able to thank you enough since it has been our life blood and has kept Kelso moving forward over the years. Some of your direct investment into Kelso has allowed us to send Barry LaCroix, our Vice President of Engineering and Manufacturing to many large and important companies to demonstrate our valve technology to them. Following the presentations,

KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2005 and 2004

INDEX

Steingarten Schechter & Co.

Steingarten Schechter & Co.
An Independent Member Of Baker Tilly International
Chartered Accountants
800 - 650 West Georgia Street, P.O. Box 11588, Vancouver, British Columbia V6B 4N8 Phone: (604) 606-1588 Fax: (604) 633-1606
1600 - 220 Portage Avenue, Winnipeg, Manitoba R3C 0A5 Phone: (204) 956-1011 Fax:(204) 949-1411

AUDITORS' REPORT

To the Shareholders of
Kelso Technologies Inc.

We have audited the Consolidated Balance Sheets of KELSO TECHNOLOGIES INC. as at August 31, 2005 and 2004 and the Consolidated Statement of Operations and Deficit and Cash Flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.



November 30, 2005
Vancouver, British Columbia

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

August 31, 2005 and 2004

	2005	2004
ASSETS		
Current:		
Cash	$ 86,205	$ 76,345
Goods and Services Tax receivable	5,350	-
Prepaid expenses (note 7)	18,675	-
	$ 110,230	$ 76,345
Equipment (note 4)	3,641	11,585
	$ 113,871	$ 87,930
LIABILITIES		
Current:		
Accounts payable and accrued liabilities (note 7)	$ 30,031	$ 40,508
Funds advanced for share subscriptions	-	58,290
	$ 30,031	$ 98,798
SHAREHOLDERS' DEFICIT		
Share capital:		
Common shares (note 5)	$ 7,527,034	$ 6,662,600
Preference shares (note 5)	25,000	62,650
	$ 7,552,034	$ 6,725,250
Contributed surplus (notes 5 and 6)	119,100	97,852
Deficit (page 3)	(7,587,294)	(6,833,970)
	$ 83,840	$ (10,868)
	$ 113,871	$ 87,930

APPROVED ON BEHALF OF THE BOARD:

 Director

 Director

The accompanying notes are an integral part of these Balance Sheets.

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years Ended August 31, 2005 and 2004

	2005	2004
Revenue	$ -	$ -
Expenses:		
Accounting and legal (note 7)	$ 113,942	$ 127,813
Advertising	1,177	1,119
Amortization	2,287	3,050
Automobile (note 7)	7,938	8,080
Bank charges	1,153	1,137
Consulting and investor relations (note 7)	151,803	88,868
License and fees	31,987	27,130
Management fees (note 7)	183,855	132,000
Office and general	30,542	20,883
Rent (note 7)	9,774	10,110
Telephone	6,745	5,937
Travel	18,063	25,207
	$ 559,266	$ 451,334
Loss before the undernoted	$ (559,266)	$ (451,334)
Interest income	5,226	684
Research and development costs (note 7)	(141,359)	(156,488)
Stock-based compensation (notes 5, 6 and 8)	(52,268)	(29,148)
Loss on disposal of equipment	(5,657)	-
Net loss for the year	$ (753,324)	$ (636,286)
Deficit, beginning of year	(6,833,970)	(6,197,684)
Deficit, end of year	$ (7,587,294)	$ (6,833,970)
Basic and diluted loss per share	$ (0.02)	$ (0.02)
Weighted average number of shares	45,379,492	36,737,581

The accompanying notes are an integral part of these Statements.

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended August 31, 2005 and 2004

	2005	2004
Cash flows from (used in) operating activities		
Net loss for the year (page 3)	$ (753,324)	$ (636,286)
Add: items not affecting cash		
- amortization	2,287	3,050
- stock-based compensation	52,268	29,148
- loss on disposal of equipment	5,657	-
	$ (693,112)	$ (604,088)
Changes in non-cash working capital		
Goods and Services Tax receivable	(5,350)	1,083
Prepaid expenses	(18,675)	-
Accounts payable and accrued liabilities	(10,477)	(4,786)
	$ (727,614)	$ (607,791)
Cash flows used in investing activities		
Purchase of equipment	$ -	$ (6,498)
Cash flows from financing activities		
Issuance of common shares (note 8)	$ 737,474	$ 503,717
Funds advanced for share subscriptions (note 8)	-	58,290
	$ 737,474	$ 562,007
Increase (decrease) in cash during the year	$ 9,860	$ (52,282)
Cash, beginning of year	76,345	128,627
Cash, end of year	$ 86,205	$ 76,345

Supplementary information:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of these Statements.

KELSO TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2005 and 2004

1. NATURE OF OPERATIONS

The company is in the process of researching and developing various types of pressure relief valves. The company has completed the two year Service Trial of the JS75 SRV Pressure Relief Valve required by the Association of American Railroads and is in the final stages towards commercialization.

The JS75 SRV Pressure Relief Valve is a patented product whose application is in the transportation and storage of hazardous and non-hazardous materials.

2. BASIS OF VALUATION

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. The company's ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders and ultimately, the attainment of profitable operations.

3. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Kelso Technologies Inc. and its wholly-owned subsidiaries 432583 B.C. Ltd. and Kelso Technologies (USA) Inc.

Company	Jurisdiction of Incorporation
Kelso Technologies Inc.	British Columbia, Canada
432583 B.C. Ltd.	British Columbia, Canada
Kelso Technologies (USA) Inc.	Nevada, United States of America

The acquisition has been accounted for by the purchase method and accordingly, the results of operations of the subsidiary have been included in these consolidated financial statements from the date of acquisition.

Amortization

Equipment is recorded at cost and amortized over their estimated useful life as follows:

Office equipment	- 20% declining balance method
Computer equipment	- 45% declining balance method

continued. . .

3. SIGNIFICANT ACCOUNTING POLICIES, continued

Research and Development

Research and development costs are expensed as incurred.

Future Income Taxes

The company follows the liability method of income tax allocation. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.

Future income tax liability or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

Financial Instruments

The company's financial instruments consist of cash, accounts payable and accrued liabilities and funds advanced for share subscriptions. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Foreign Currency Translation

All assets and liabilities of the company which are denominated in United States dollars are translated to Canadian dollars at year end exchange rates. Revenues and expenses are translated at the rate of exchange in effect on the dates they occur. Gains or losses from foreign currency translations are included in the determination of net income (loss) for the current period.

Measurement Uncertainty

Financial statement preparation in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results may vary from the current estimates. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period which they actually became known.

Basic and diluted earnings (loss) per share

Earnings (loss) per share are calculated using the weighed-average number of common shares outstanding during the year. Diluted earnings (loss) per share are calculated using the treasury stock method. Under this method, stock options and share purchase warrants and equivalents outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

Stock-based Compensation

Stock-based compensation and other stock-based payments made in exchange for goods and services are recognized, measured and disclosed.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the company's common shares an an expected life of the options.

continued...

4. EQUIPMENT

	Cost	Accumulated Amortization	Net Carrying Amount 2005	Net Carrying Amount 2004
Office equipment	$ 10,956	$ 8,628	$ 2,328	$ 2,930
Computer equipment	1,365	52	1,313	8,655
	$ 12,321	$ 8,680	$ 3,641	$ 11,585

5. SHARE CAPITAL

Authorized:

100,000,000 Class "A" Preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" Convertible, Voting, Preference Shares, Series I
100,000,000 Common shares, without par value

Issued:

a) Common shares

	2005		2004	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	41,597,932	$ 6,662,600	35,853,925	$ 6,014,168
Issued during the year:				
- for cash	5,020,818	578,505	2,608,997	289,025
- for exercise of share purchase warrants	1,118,030	129,278	2,221,010	229,101
- for exercise of stock options	1,032,572	134,277	914,000	130,306
- for conversion of preference shares	111,731	37,650	-	-
	48,881,083	$ 7,542,310	41,597,932	$ 6,662,600
Less: share issuance costs	-	(15,276)	-	-
Balance, end of year	48,881,083	$ 7,527,034	41,597,932	$ 6,662,600

b) Escrowed Shares:

562,500 common shares issued at $0.01 per share are held in escrow subject to release upon approval by regulatory authorities.

continued. . .

5. SHARE CAPITAL, continued

c) Class "A" Convertible, Voting, Preference Shares, Series I:

	2005		2004	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	62,650	$ 62,650	62,650	$ 62,650
Converted into common shares	(37,650)	(37,650)	-	-
	25,000	$ 25,000	62,650	$ 62,650

25,000 of the preference shares were initially convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until March 12, 2002. The rate then increases by $0.05 on each annual anniversary date until March 12, 2006. Each share purchase warrant will have a term which expires on the earlier of March 12, 2006 or the date which is two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

d) Stock Option Plan:

Under the company's stock option plan, the company may grant options to purchase common shares equal to 10% of the issued and outstanding common shares as permitted by the TSX Venture Exchange to directors, officers and employees. Options are granted at the market price, less permitted discounts on the grant date, vest according to privileges set at the time the option is granted, and must expire no later than five years from the date of the grant.

During the year, 1,935,775 stock options were granted at an exercise price of $0.11 expiring February 24, 2010, 1,032,572 stock options were exercised and 200,000 stock options were cancelled.

The following stock options are outstanding at August 31, 2005:

Number of Shares	Exercise Price	Expiry Date
278,100	$ 0.10	October 6, 2005
98,257	$ 0.10	November 22, 2006
410,875	$ 0.10	September 4, 2007
206,071	$ 0.10	November 4, 2007
238,500	$ 0.10	March 25, 2008
1,271,422	$ 0.10	December 29, 2008
1,935,775	$ 0.11	February 24, 2010

continued. . .

5. SHARE CAPITAL, continued

d) Stock Option Plan, continued:

Stock-Based Compensation:

The company applies the fair value method of accounting for stock-based compensation awards. During the year, the company granted 1,935,775 (2004 – 1,366,877) stock options to directors, officers and consultants resulting in a stock-based compensation expense of $52,268 (2004 - $29,148).

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions as follows:

	2005	2004
Risk-free interest rate	3.51%	3.72%
Estimated volatility	30%	30%
Expected life	2-5 years	2-5 years
Expected dividend yield	0%	0%

The weighted average fair value of the options granted during the year ended August 31, 2005 was $0.027 (2004 - $0.021).

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

e) Share Purchase Warrants:

The following share purchase warrants are outstanding at August 31, 2005:

Number of Shares	Exercise Price	Expiry Date
1,283,301	$ 0.11	September 4, 2005
75,000	$ 0.11	September 28, 2005
797,728	$ 0.14	December 23, 2005
402,968	$ 0.20	June 4, 2006
29,166	$ 0.30	June 5, 2006
749,000	$ 0.17	September 9, 2006
4,271,818	$ 0.14	April 20, 2007

During the year, 5,049,984 share purchase warrants were granted, 1,118,030 share purchase warrants were exercised and 1,087,613 share purchase warrants were forfeited or expired.

6. CONTRIBUTED SURPLUS

The company applies the fair value method of accounting for stock-based compensation awards and accordingly, $52,268 (2004 - $29,148) was recorded as stock-based compensation expense with a corresponding increase to contributed surplus.

7. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and officers, a company controlled by a former officer and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the year:

	2005	2004
Automobile	$ 7,150	$ 7,800
Consulting and investor relations	$ 50,000	$ 30,000
Legal	$ 65,925	$ 80,349
Management fees	$ 183,855	$ 132,000
Rent	$ 9,342	$ 10,110
Research and development costs	$ 100,000	$ 124,500

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities are $17,838 (2004 - $30,379) to related parties.

Included in prepaid expenses are $10,000 (2004 – nil) expended to related parties.

8. STATEMENT OF CASH FLOWS

Non-cash transactions are as follows:	2005	2004
Contributed surplus – stock-based compensation	$ 31,020	$ 27,250
Conversion of preference shares to common shares	$ 37,650	$ -
Funds advanced in previous year for share subscription	$ 58,290	$ 117,465

9. INCOME TAXES

The company has non-capital loss carry forwards of $3,311,161 to reduce future income tax as follows:

2006	$ 469,379
2007	$ 245,376
2008	$ 249,725
2009	$ 397,372
2010	$ 616,077
2011	$ 642,034
2015	$ 691,198

The company has capital losses of $138,019 to be applied against future capital gains. These losses can be carried forward indefinitely.

The company has Canadian Exploration Expenditures totaling $92,424 and Canadian Development Expenditures totalling $50,500 that are available to reduce future taxable income.

The tax benefits of these losses and expenditures are not reflected in these consolidated financial statements.

10. CONTRACTUAL OBLIGATIONS

a) Management Agreement:

By agreement dated February 1, 1996 and subsequently amended, the company entered into an agreement with a director to serve the company and its subsidiary as an executive officer. In consideration, the company agreed to pay $11,000 U.S. per month. The agreement may be terminated by the director by giving two months written notice or by the company at any time without notice. Termination of the agreement by the company would require the company to make a severance payment equal to twelve months of management fees.

b) Services Agreement:

By agreement dated November 1, 2002, the company entered into an agreement with a company owned by a director to provide the company with investor relations fulfillment services. In consideration, the company agreed to pay $2,500 per month. The agreement is on a month-to-month basis and may be terminated by either party upon 30 days written notice.

11. SUBSEQUENT EVENTS

Subsequent to August 31, 2005, the following occurred:

a) 3,000 stock options were exercised at $0.10 for 3,000 common shares.

b) 278,100 stock options exercisable at $0.10 set to expire on October 6, 2005 were replaced with 278,100 stock options exercisable at $0.10 expiring September 26, 2010.

c) 1,358,301 share purchase warrants exercisable at $0.11 expired.

d) 56,250 common shares held in escrow were released.

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

Twelve Months Ended August 31, 2005

Description of Business

The Company is in the process of developing various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The first of a series of valves, Kelso's JS75 SRV is a patented pressure relief valve that is an external valve, which has specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America, which requires certain products, including the JS75 SRV, to be installed on railroad tank cars and satisfactorily complete a two year service trial prior to commercialization.

In order to enter the service trial, the Company had to install JS75 SRVs on thirty tank cars. Under a signed Agreement dated September 5, 2001, with Terra International, Inc., Kelso concluded installing all thirty Kelso JS75 SRV valves on its leased Union Tank cars as of March 15, 2002. Those cars traveled extensively throughout all of North America.

On November 14, 2003, Kelso completed the final year of the two years required for the AAR Service Trial. The Company is pleased to report that over the two years, the service trial cars traveled approximately 4 million miles. The AAR required mileage for the service trial cars was only 275,000 miles. Kelso therefore substantially exceeded AAR requirements. In January of 2004, Kelso met with an AAR Observer at an independent AAR-certified, railroad repair facility and conducted the required AAR teardown of five Kelso JS75 SRV valves that were in the service trial. Once the successful teardown was completed, Kelso submitted a package to the Director of the AAR Tank Car Committee for the Committee's review and approval. On February 23, 2004, Kelso announced that the AAR had certified the Kelso JS75 SRV Pressure Relief Valve to be used on 75 pound general purpose tank cars carrying hazardous commodities. As a result, Kelso had the ability from that point forward to sell its valves for use on all 75 pound general purpose tank cars traveling throughout North America and carrying both hazardous and non-hazardous commodities. The certification also ended the two years AAR Service Trial.

On May 27, 2004, Kelso announced that it was engaged in significant, in-depth discussions with major companies that would assist Kelso in entering the commercial phase with its JS75 SRV Pressure Relief Valve with regard to the rail industry.

On January 10, 2005, Kelso announced it had signed a Joint Marketing and Development Agreement with North America's largest tank car lessor, Union Tank Car Company and its affiliate, McKenzie Valve and Machining Company. Union Tank Car Company, along with its wholly-owned Canadian affiliate, Procor Limited, leases approximately 85,000 cars around North America. Union also manufacturers tank cars for the rail industry. Both Union and Procor own several railroad repair and maintenance facilities in North America. All of Union's and Procor's clients are potential customers for sales of Kelso's JS SRV line of pressure relief valves beginning with the JS75 SRV.

With the signing of the Agreement, McKenzie became Kelso's North American manufacturer of the Kelso JS SRV line of pressure relief valves.

The Agreement was the second, most significant event at that time, next to the invention of the JS75 SRV valve. With Union's 114 plus years in the rail industry, its marketing expertise was deemed to be a major asset in assisting Kelso as it entered sales. In early January 2005, Kelso anticipated that sales and delivery of small quantities of its JS75 SRV pressure relief valves would begin during the fall of 2005 and that is exactly what happened.

On February 14, 2005, Kelso announced that it was working on its Business Plan that was designed to lay the foundation for raising the necessary funds to finance Kelso so it could properly begin commercialization. The news release went on to mention that Kelso's manufacturer, McKenzie Valve and Machining Company was in the process of costing the components to manufacture the Kelso JS75 SRV.

Kelso is now working with McKenzie on the development of the low flow JS75 SRV with testing anticipated to be in the early spring of 2006 at an independent lab in Colorado. If the testing proves successful, Kelso will submit a package to the AAR towards the certification process in order for sales of the low flow JS75 SRV to begin as soon as possible.

On February 28, 2005, Kelso announced that its shareholders had adopted the 2005 Stock Option Plan for Kelso's employees, officers and directors. The plan was no different than previous Option Plans **annually** approved by shareholders prior to the 2005 Plan. It is a securities requirement that, each year, the shareholders of a public company have the right to vote on whether their Company can offer a Stock Option Plan for those working for the Company. The importance of having a Stock Option Plan approved by shareholders each year, as required by the TSX Venture Exchange, cannot be underestimated. **The Stock Option Plan is critical to attracting and maintaining key people to contribute to Kelso's growth through sales and marketing as well as R&D of its prototypes for the rail and eventually for other industries.** As is required annually, shareholders will be asked to vote to approve the 2006 Stock Option Plan at the January 20, 2006 AGM.

On March 2, 2005, Kelso announced that it planned to arrange a private placement in hopes of securing up to $500,000. On April 21, 2005, Kelso announced the closing of the private placement for a total of $469,900. The funds have been used for general working capital as well as for special projects including attending the AAR Bureau of Explosives Seminar (BOE), the filming and final production of both a sales and marketing video, as well as a maintenance video for repair facilities around North America, for advertising in Progressive Railroading magazine (circulation 25,000) and other projects related to the marketing and sales as well as R&D of Kelso's products.

On May 24 & 25, 2005, Kelso debuted its JS75 SRV Stainless Steel Pressure Relief Valve at the Bureau of Explosives Seminar (BOE) in Kansas City, Missouri. It was its first presence at a trade show since its stainless steel version of its JS75 SRV was certified by the AAR. Kelso was extremely pleased with the reception it received during the intensive two-day trade show and seminar where Kelso's valve stood out at the exhibit as "the highlight of the show" according to many who visited Kelso's exhibit.

The rail industry rarely sees innovation but clearly witnessed an exciting innovation in the form of Kelso's JS75 SRV valve technology during the two days. Kelso's marketing and sales video CD was continuously played to an interested audience of observers, copies of the CD and other product literature was handed out and numerous questions answered.

The BOE presence culminated in subsequent sales to large corporate customers as well as in the creation of awareness within the rail industry that Kelso had product for sale.

As of July 31, 2005, Stephen L. Grossman vacated the position of President & CEO of Kelso Technologies Inc. but continued as a Director of Kelso Technologies Inc. and as Chairman of Kelso's Board.

As of August 1, 2005, Kelso announced the appointment of John L. Carswell to the position of President & CEO of Kelso Technologies Inc. effective August 1, 2005. Mr. Carswell served as a senior officer of Kelso Technologies Inc. for the over nine years and as a Director for over ten years. Mr. Carswell continued to work on all aspects of sales and marketing, R&D and company administration as part of the small Kelso Team.

Mr. Grossman, an American citizen, worked for Kelso in Canada for eleven years under Canadian Worker Permits. Due to the Worker Permit's expiry on July 31, 2005 and the need to commercialize Kelso's technology in the United States, Mr. Grossman relocated his residence to the United States and began setting up Kelso's wholly-owned subsidiary to serve the North American rail markets – Kelso Technologies (U.S.A.) Inc. is a Nevada incorporated company. On August 23, 2005, it was announced that Mr. Grossman was appointed President & CEO and Director of the US subsidiary.

On August 30, 2005, following extensive efforts that continued after the May 2005 BOE, Kelso successfully announced its first ever sale of its JS75 SRV pressure relief valve to a worldwide, US-based Chemical Manufacturer and Fleet Operator. The landmark sale is further confirmation of the industry's endorsement of Kelso's innovative technology for use in the transport of various commodities. The buyer has a diverse product mix ranging from chemicals to polymers to industrial coatings with annual sales in the billions.

Discussion of Operations, Financial Conditions and Milestones

Liquidity and Solvency

During the twelve months ended August 31, 2005, the company had no revenues and incurred $559,266 in general and administrative expenses (2004 - $451,334). The major expenditures during the period were as follows:

Accounting and legal	$	113,942
Consulting and Investor Relations	$	151,803
Management fees	$	183,855

As well, research and development costs incurred during the period were $141,359 (2004 - $156,488) and stock-based compensation expense incurred during the period was $52,268 (2004 – $29,148).

Related Party Transactions

The following summarizes the company's related party transactions for the period:

Automobile	$	7,150
Consulting and Investor Relations	$	50,000
Legal	$	65,925
Management fees	$	183,855
Rent	$	9,342
Research and development costs	$	100,000

Included in prepaid expenses are $10,000 paid to related parties.

Included in accounts payable and accrued liabilities is $17,838 owing to a related party.

These transactions are in the normal course of operations.

Selected Quarterly Information:

	Aug 31, 2005	May 31, 2005	Feb 28, 2005	Nov 31, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expenses	256,961	270,730	104,955	120,678	169,078	140,051	164,592	162,565	144,515
Net loss for the period	256,961	270,730	104,955	120,678	169,078	140,051	164,592	162,565	144,515
Number of common shares outstanding	48.881.083	48,881.083	44,609.265	43,164.962	41,597.932	41.019.974	40,568.974	39,558.246	35,853.925
Net loss per common share	.0053	.0055	.0024	.0028	.0041	.0034	.0041	.0041	.0040

Selected Annual Information:

	Aug 31, 2005	Aug 31, 2004	Aug 31, 2003
Revenues:	Nil	Nil	Nil
Expenses:	753,324	636,286	656,450
Net loss for the period	753,324	636,286	656,450
Number of common shares outstanding	48,881,083	41,597,932	35,853,925
Net loss per common share	.0154	.0153	.0183
Total Assets	113,871	87,930	137,847

Subsequent Events

On September 12, 2005, Kelso announced that it had entered into a new investment banking advisory agreement with a Toronto-based securities company to provide ongoing financial advisory and related services including arranging financing on a best efforts basis. Efforts continued through the fall without success. Kelso, however, is still in discussions with numerous other individuals and/or groups in Canada, the US, the UK and India regarding funding. It became apparent to Kelso management that until the Company successfully sold a number of its valves into the rail industry, it would not have demonstrated the acceptance within the industry that would make it an attractive venture to fund. Kelso continues with its efforts to sell larger quantities of valves and expects that its success in doing so will lead to greater interest in financing the Company. Kelso Management is also of the opinion that significant sales alone could finance its modest needs until major funding is accomplished.

On October 4, 2005, Kelso announced that it had been granted a twenty year patent in Mexico for its "Tank Transport Pressure Relief Valve". The Mexican Patent expires in 2019.

On November 9, 2005, Kelso announced that it received an order for its JS75 SRV pressure relief valves from Rescar Industries, Inc., the largest North American rail servicing and repair company with facilities throughout the U.S. and Canada. This sale was the second that Kelso has made to a rail industry customer and it placed Kelso squarely ahead of its 2005 sales objectives.

The sale was significant as it was made to a whole new class of customer, extending the Company's reach into all segments of the rail industry in North America: tank car owner, lessor and repair and service facilities. With this sale, Kelso positioned itself to introduce and sell its technology to the other 100+ service and repair facilities that make up Rescar's operations in the US and Canada.

On November 10, 2005, Kelso announced that it was in discussions with parties based in the United Kingdom and in India with regard to both its financing needs as well as possible joint venture arrangements to serve European and Asian rail and petrochemical markets.

The Company continues working with an agent based in London, UK to determine possible interest in the UK and India, for financing Kelso both in the short term as well as over the longer term as the Company expands its product rollout. To date, its agent's associates have identified possible manufacturers that may be interested in further discussing opportunities for manufacturing for certain overseas markets.

In keeping with its long term strategy, Kelso's Business Plan calls for it to begin R&D of its technology for applications within the trucking industry in the not-too-distant future. As part of this strategy and also in order to expand the expertise of its Board of Directors, on November 22, 2005, Kelso announced the appointment of Mr. William Troy to the Board. Mr. Troy brings unique credentials to the Kelso Board of Directors which span 35 years and include practical experience in both operations and ownership of trucking transportation companies.

Kelso continues its aggressive marketing and sales efforts as it enters 2006. Company Management demonstrated its valve technology to a number of chemical and oil and gas companies in mid-December 2005 and will undertake strategic follow-up in early 2006 to turn these new prospects into Kelso customers.

If you have any questions, please call Kelso at 604.878.7600 ext. 4 or toll free at 866.535.7685 ext. 4.

Kelso thanks you . . .



John L. Carswell
President & CEO
Kelso Technologies Inc.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF KELSO TECHNOLOGIES INC. TO BE HELD AT SUITE 2760 – 200 GRANVILLE STREET, VANCOUVER, B.C. ON FRIDAY, JANUARY 20, 2006, AT 12:00 PM

The undersigned Registered Shareholder of the Company hereby appoints John L. Carswell, the CEO of the Company, or failing this person, Stephen L. Grossman, the Chairman of the Company, or in the place of the foregoing, ______________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

Please Print Name: ______________________ **Date Signed:** ____________



Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To appoint and authorize the remuneration of Steingarten Schechter & Co., Chartered Accountants as auditors of the Company		N/A	
2. To fix the number of directors at 4			N/A
3. To elect as Director, John L. Carswell*		N/A	
4. To elect as Director, Blair L. Qualey*		N/A	
5. To elect as Director, William E. Troy*		N/A	
6. To approve the Company's 2006 Stock Option Plan and authorize the granting and amending of options (see Item XII of the Information Circular)			N/A
7. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	
* Note: On February 27, 2004, Stephen L. Grossman was elected for a 3 year term			

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company or by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

***To be represented at the Meeting,* voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Request for Voting Instructions ("VIF")

GENERAL MEETING OF SHAREHOLDERS OF

KELSO TECHNOLOGIES INC.

TO BE HELD AT Suite 2760, 200 Granville Street, Vancouver, BC V6C 1S4
ON the 20th day of January, 2006, **AT** 12:00 PM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To appoint and authorize the remuneration of Steingarten Schechter & Co., Chartered Accountants as auditors of the Company		N/A	
2. To fix the number of directors at 4			N/A
3. To elect as Director, John L. Carswell*		N/A	
4. To elect as Director, Blair L. Qualey*		N/A	
5. To elect as Director, William E. Troy*		N/A	
6. To approve the Company's 2006 Stock Option Plan and authorize the granting and amending of options (see Item XII of the Information Circular)			N/A
7. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	
* Note: On February 27, 2004, Stephen L. Grossman was elected for a 3 year term			

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a corporation, set out the full legal name of the corporation, the name and position of the person giving voting instructions on behalf of the corporation and the address for service of the corporation.)

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

******Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.******

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or

B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF, PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ____________________

SECURITYHOLDER SIGN HERE: ____________________

DATE SIGNED: ____________

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact Laurie Waddington at PCTC at 604-689-9853.
(enter name of CSR here)

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. *Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.*

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. **In order to provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx**. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year**.

KELSO TECHNOLOGIES INC.

Please select one or both of the following options: ______ **Annual Financial Statements & MD & A**
______ **Quarterly Financial Statements & MD & A**

Name: ____

Address: ____
Street Name & Number *Apt. or Suite*

____
City *Prov or State* *Country* *Postal or Zip Code*

Email Address: ______________________ Preferred Method of Communication: Email:_____ or Mail:_____

*Signature: ______________________ Date: ______________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
625 HOWE ST, 10TH FLOOR
VANCOUVER, BC
V6C 3B8

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 625 Howe St., 10th Floor, Vancouver, BC, V6C 3B8. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.